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Washington, D.C.

12062128

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Morrison (817) 731 - 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell LLP
(Name - if individual, state last, first, middle name)

2821 West Seventh Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Michael F. Morrison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA K RISHEL
My Commission Expires
April 29, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operation.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FIRST COMMAND FINANCIAL PLANNING, INC.

(SEC I.D. No. 8-7072)

Statement of Financial Condition
September 30, 2012, and
Supplemental Report on Internal Control and
Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

FIRST COMMAND FINANCIAL PLANNING, INC.

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Command Financial Planning, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 27, 2012

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

FORT WORTH
2821 W SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: (817) 332 7905 F: (817) 429 5936

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS	
Cash and cash equivalents	$ 11,297,408
Marketable securities, at fair value	2,004,840
Commissions and fees receivable	20,212,784
Accounts receivable, prepaid expenses and other	1,377,688
Accounts receivable, affiliate	248,655
Property, equipment and software, net accumlated and amortization of $6,932,644	117,320
TOTAL ASSETS	$ 35,258,695
LIABILITIES	
Accrued commissions payable	$ 9,149,762
Accounts payable, parent company	6,820,853
Accounts payable, affiliates	348,125
Other accrued liabilities	848,294
Total liabilities	17,167,034
STOCKHOLDER'S EQUITY	
Common stock	
Class A — voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury)	2,046
Class B — non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury)	927
Additional paid-in capital	116,805
Retained earnings	17,972,002
Treasury stock — at cost	(119)
Total stockholder's equity	18,091,661
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,258,695

The Notes to statement of financial condition
an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other investments to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully-disclosed broker/dealer registered with the SEC and the Financial Industry Regulatory Agency (FINRA). The Corporate office is located in Fort Worth, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities

Marketable securities, all of which are fixed maturity debt securities, are classified as trading and recorded at fair value. At the time of sale, the cost is determined on a specific identification basis.

Commissions and Fees Receivable

Commissions receivable represents balances due from mutual fund companies and insurance companies for the sale of investment products by the Company's sales advisors. The fees receivable represent the accrual of fees for assets under the Company's management and are collected on a quarterly basis according to each individual investor's account cycle.

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property, Equipment, and Software - continued

	Estimated Lives
Office equipment, furniture and automobiles	3 to 10 years
Software	5 years

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCFP. Any tax positions are taken at the consolidated level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. A reasonable allocation method is used to allocate common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts purchased from FCFS, FCFP, or both.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

NOTE 2. RELATED PARTY TRANSACTIONS - CONTINUED

As of September 30, 2012, $6,820,853 was due to FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as accounts payable, parent company. As of September 30, 2012, $348,125 was due to an affiliate, First Command Europe, Ltd., $171,472 was due from an affiliate, First Command Insurance Services, Inc., and $77,183 was due from an affiliate, First Command Bank (FCB). These amounts are reflected in the accompanying statement of financial condition as account receivable, affiliate. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2012, FCFP had cash balances held at FCB of $1,016,237.

NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities at September 30, 2012, are as follows:

Marketable securities, at cost	$ 2,003,264
Unrealized gains, net	1,576
Marketable securities, at fair value	$ 2,004,840

Fair Value Measurements

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

NOTE 3. MARKETABLE SECURITIES– CONTINUED

Level 3

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

The following table represents assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds*	$ 10,281,171	$ -	$ -	$ 10,281,171
Marketable securities	$ -	$ 2,004,840	$ -	$ 2,004,840

*Money market funds are included in cash and cash equivalents.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

NOTE 4. COMMON STOCK

At September 30, 2012, the common stock of the Company is as follows:

	Voting	Non-voting
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012, the Company had net capital of $5,071,455, which was $3,926,986 in excess of its required net capital of $1,144,469. The Company's aggregate indebtedness to net capital ratio was 3.39 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

In 2009, a former FCFP and FCFS independent contractor agent filed a lawsuit against the companies alleging breach of contract and other claims. FCFP and FCFS filed suit to compel arbitration in accordance with the terms of the agreement between FCFP, FCFS, and the former agent. In June 2011, the arbitration panel announced its award directing the former agent to return to FCFP and FCFS copies of proprietary information and property of FCFP and FCFS and for FCFP and FCFS to pay the former agent $1,000,600 in compensation, damages, attorney's fees and costs. The arbitration panel denied, with prejudice, all other relief. In July 2011, the former agent filed to accept the award and FCFP and FCFS filed a motion to partially vacate or modify the award. The original award was recorded in other accrued liabilities in the financial statements for the year ended September 30, 2011. The award was allocated as $400,240 to FCFP and $600,360 to FCFS based on the underlying products sold by the former agent. In January 2012, the U.S. District Court for the Northern District of Texas issued its final order partially vacating the award and reducing it by $375,000. The $375,000 reduction was recorded and the award was paid in January 2012. The final award was allocated as $250,240 to FCFP and $375,360 to FCFS.

NOTE 6. COMMITMENTS AND CONTINGENCIES - CONTINUED

In May 2012, four FCFP and FCFS independent contractor advisor/agents ended their association with FCFP and FCFS and commenced new associations with competing registered investment adviser and broker-dealer firms. In June 2012, FCFP and FCFS obtained a temporary injunction against these advisor/agents in State District Court in Tarrant County, Texas enjoining them from engaging in certain activities. FCFP and FCFS then filed a complaint for damages against these advisor/agents and the competing firms pursuant to the rules of FINRA. The FCFP and FCFS complaint alleges economic loss for the taking of client business and tortious interference with contracts. The advisor/agents and the competing firms have filed counterclaims against FCFP and FCFS in this matter. FINRA entered an order October 26, 2012, consolidating all of the competing claims for adjudication before a single FINRA Arbitration Hearing Panel. A hearing on the merits of all the parties' claims is expected to be held before the Panel some time in 2013.

* * * * * *



SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
First Command Financial Planning, Inc.
Fort Worth, Texas

In planning and performing our audit of the financial statements of First Command Financial Planning, Inc. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

FORT WORTH
2821 W SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: (817) 332 7905 F: (817) 429 5936

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 27, 2012